DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005 1600 EL CAMINO REAL MENLO PARK, CA 94025	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	MESSETURM 60308 FRANKFURT AM MAIN MARQUÉS DE LA ENSENADA, 2 28004 MADRID

99 GRESHAM STREET LONDON EC2V 7NG		1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033

15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

June 17, 2005

Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Marsh & McLennan Companies, Inc. (the “Company”)
Schedule TO-I
Filed June 9, 2005

Dear Ms. Adams:

     This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 10, 2005 (the “Comment Letter”). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 2 (the “Amendment No. 2”) to the above-referenced Schedule TO-I (the “Schedule TO”).

     Set forth below is the Staff’s comment and the Company’s response to the comment. Unless otherwise defined herein, terms are used herein as defined in the Schedule TO.

1.	We reissue comment 6. The summary financial information must be disseminated to security holders. Please see Instruction 6 to Item 10 of Schedule TO. You should disseminate the information in the same manner you disseminated the original offer. See Section II.C of Exchange Act Release No. 43069 (July 31, 2000).

      In response to the Staff’s comment, the Company has advised us that the revised offer to exchange, including the summary financial information added pursuant to prior comment 6, will be disseminated to security holders in the same manner as the original offer was disseminated. The relevant communications are being filed as exhibits to Amendment No. 2.

*       *       *

     We appreciate your assistance in this matter. Please do not hesitate to call me at 212-450-4674 or Justin Powell at 212-450-4369, or Leon J. Lichter of the Company at 212-345-6846, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc w/o encl.:	Leon J. Lichter
Tiffany Yonker
Marsh & McLennan Companies, Inc.

Kyoko Takahashi Lin
Justin Powell
Davis Polk & Wardwell